EXHIBIT 21(a)

PLAYTEX PRODUCTS, INC.
SUBSIDIARIES OF PLAYTEX PRODUCTS, INC.

CORPORATION	PERCENT OWNERSHIP	JURISDICTION OF INCORPORATION
Playtex Products, Inc.		Delaware
Playtex Manufacturing, Inc.	100%	Delaware
Playtex Sales & Services, Inc.	100%	Delaware
Playtex Investment Corp.	100%	Delaware
TH Marketing Corp.	100%	Delaware
Playtex International Corp.	100%	Delaware
Sun Pharmaceuticals Corp.	100%	Delaware
Smile-Tote, Inc.	100%	California
Playtex Limited	100%	Canada
Playtex Foreign Sales Corporation	100%	Barbados
Carewell Industries, Inc.	100%	New York
Personal Care Holdings, Inc.	100%	Delaware
Personal Care Group, Inc.	100%	Delaware
Playtex Products (Australia) Pty Ltd.	100%	Australia
Playtex Enterprise Risk Management Ltd.	100%	Bermuda
Playtex Marketing Corp.	50%	Delaware